Russell Exchange Traded Funds Trust
1301 Second Avenue
18th Floor
Seattle, Washington 98101

December 10, 2014

via electronic transmission

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Russell Exchange Traded Funds Trust (CIK No. 0001469030, File Nos. 333-160877, 811-22320); Withdrawal of Post-Effective Amendments to Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), Russell Exchange Traded Funds Trust (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment Nos. 6, 11, 14, 16, 17, 21, 26, 30, 35, 37, 41, 46, 50, 55, 58, 60, 64, 66, 68, 70, 72, 74, 76, 78, 80, 81, 82, 83, 86, 87, 88, 89, 90, 91, 92, 93, 94, 95, 96, 97, 99, 101, 102 and 103 (collectively, the “Amendments”) to the Registrant’s registration statement filed on Form N-1A. PEA No. 6 was filed pursuant to Rule 485(a)(1) on May 9, 2011 for the purpose of establishing the Russell Global Opportunity ETF, Russell Bond ETF and Russell Real Return ETF (collectively, the “Funds”) each as a separate, new series of the Registrant. PEA No. 6 was initially scheduled to become effective on July 8, 2011 and subsequently extended to December 11, 2014 pursuant to the filing of PEA Nos. 11, 14, 16, 17, 21, 26, 30, 35, 37, 41, 46, 50, 55, 58, 60, 64, 66, 68, 70, 72, 74, 76, 78, 80, 81, 82, 83, 86, 87, 88, 89, 90, 91, 92, 93, 94, 95, 96, 97, 99, 101, 102 and 103.

Subsequent to the filing of PEA No. 6 and the successive amendments with the Commission, the Registrant has determined not to commence operations of the Funds. Shares of the Funds have never been offered to the public and PEA No. 6 has not become effective.

Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors. The Funds request that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the Amendments.

Please forward a copy of the order consenting to the withdrawal of the Amendments to the undersigned at the Registrant, 1301 Second Avenue, 18th Floor, Seattle, Washington 98101.

If you have any questions, or require anything further regarding the request, please contact the undersigned at 206.505.4846.

                      Very truly yours,

                      Russell Exchange Traded Funds Trust

                     /s/ Mary Beth Rhoden Albaneze
                      Mary Beth Rhoden Albaneze
                      Secretary and Chief Legal Officer

cc:  John V. O’Hanlon, Esq., Dechert LLP